UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30657 / August 21, 2013

In the Matter of	:
	:
Separate Account III of Integrity Life Insurance	:
Company	:
400 Broadway	:
Cincinnati, OH 45202	
	:
(811-8728)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Separate Account III of Integrity Life Insurance Company ("Applicant") filed an
application on May 24, 2013, requesting an order under section 8(f) of the Investment
Company Act of 1940 ("1940 Act"), declaring that it has ceased to be an investment
company as defined by the 1940 Act.

On July 26, 2013, a notice of filing of the application was issued (Investment Company
Act Release No. 30631). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the 1940 Act, that Applicant's registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary